  EXHIBIT 99.1

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2018 AND 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR sections of the Securities and Exchange Commission (“SEC”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and the nature of its critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. Refer to the section “Changes in Accounting Policies” in this MD&A for further details.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of November 8, 2018 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct investors to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; earnings from mine operations; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2018 and available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov., respectively.

THIRD QUARTER 2018 - OVERVIEW

Operational summary

●
Gold production totaled 92,641 ounces compared to 82,203 ounces in the comparable period. The comparable period is the third quarter 2017, which was the Company’s first quarter of production after commercial production was achieved on July 1, 2017.

●
Mill feed grade averaged 12.4 grams per tonne gold compared to 10.5 grams per tonne gold in the comparable period.

●
Gold recoveries averaged 97.4% compared to 96.5% in the comparable period.

●
Process plant throughput averaged 2,610 tonnes per day for a total of 240,122 tonnes of ore compared to 2,840 tonnes per day for a total of 261,262 tonnes of ore in the comparable period.

Financial summary

●
The Company generated revenue of $110,060 compared to revenue of $70,875 in the comparable period in 2017. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $1,598 (2017 – $448).

●
The sale of 94,458 ounces of gold contributed $110,407 of revenue at an average realized price(1) of $1,169 per ounce. In the comparable period, the sale of 55,413 ounces of gold contributed $70,999 at an average realized price(1) of $1,281 per ounce.

●
Total cost of sales was $72,452 or $767 per ounce of gold sold(1). In the third quarter 2017, total cost of sales was $44,912 or $810 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●
Total cash cost(1) was $568 per ounce of gold sold and AISC(1) was $709 per ounce of gold sold. In the comparable period in 2017, total cash cost(1) was $656 per ounce of gold sold and AISC(1) was $788 per ounce of gold sold.

●
Earnings from mine operations(1) were $37,608 for the three months ended September 30, 2018 compared to $25,963 in the comparable period in 2017.

●
Net earnings were $10,734 for the three months ended September 30, 2018 compared to a net loss of $6,975 in the comparable period. Adjusted earnings(1) were $26,327 for the three months ended September 30, 2018 compared to $13,951 in the comparable period in 2017.

●
Cash generated by operations was $52,364 for the three months ended September 30, 2018 compared to $47,470 in the comparable period in 2017.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

YEAR TO DATE 2018 - OVERVIEW

Operational summary(1)

●
Production totaled 279,670 ounces of gold and 308,676 ounces of silver. The comparable period for the nine months ended September 30, 2017 included production for only the three months ended September 30, 2017 as the Company achieved commercial production in the third quarter 2017 on July 1, 2017.

●
Mill feed grade averaged 12.0 grams per tonne gold and gold recoveries averaged 97.4% for the nine months ended September 30, 2018.

●
Process plant throughput averaged 2,705 tonnes per day for a total of 738,555 tonnes of ore for the nine months ended September 30, 2018.

Financial summary(1)

●
The Company generated revenue of $345,960. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $3,344. The sale of 278,417 ounces of gold contributed $345,092 of revenue at an average realized price(2) of $1,239 per ounce.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $231,448 or $831 per ounce of gold sold(2). Total cash cost(2) was $627 per ounce of gold sold and AISC(2) was $758 per ounce of gold sold.

●
As at September 30, 2018, there were 8,407 ounces of gold doré and 2,922 ounces of gold in concentrate in finished goods inventory recorded at cost of $741 per ounce which includes depreciation and depletion.

●
Earnings from mine operations(2) were $114,512 for the nine months ended September 30, 2018.

●
Net earnings were $33,773 for the nine months ended September 30, 2018 compared to a net loss of $13,733 in the comparable period in 2017. Adjusted earnings(2) were $79,172 for the nine months ended September 30, 2018 compared to $4,684 in the comparable period in 2017.

●
Cash and cash equivalents was $190,318 as at September 30, 2018 compared to $56,285 as at December 31, 2017.

●
Cash generated by operations was $154,358 for the nine months ended September 30, 2018 compared to $39,913 in the comparable period in 2017.

●
On September 24, 2018, the Company provided irrevocable notice to the holders of the Stream Obligation of its intention to repurchase 100% of the previous metals stream for $237,000 by December 31, 2018.

●
Subsequent to September 30, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. to be drawn to refinance the senior secured Credit Facility.

1 Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017, unless otherwise noted.
2 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD, except where noted		For the three months ended		For the nine months ended
		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating data(1)
Ore mined	t	255,227	271,534	772,072	271,534
Mining rate	tpd	2,774	2,951	2,828	2,951

Ore milled	t	240,122	261,262	738,555	261,262
Head grade	g/t Au	12.4	10.5	12.0	10.5
Recovery	%	97.4	96.5	97.4	96.5
Mill throughput	tpd	2,610	2,840	2,705	2,840

Gold ounces produced	oz.	92,641	82,203	279,670	82,203
Silver ounces produced	oz.	95,741	83,233	308,676	83,233

Gold ounces sold	oz.	94,458	55,413	278,417	55,413
Silver ounces sold	oz.	87,110	19,846	289,710	19,846

Financial data
Revenue(1)		$110,060	70,875	345,960	70,875
Earnings from mine operations(1,2)		$37,608	25,963	114,512	25,963
Net earnings (loss) for the period		$10,734	(6,975)	33,773	(13,733)
Per share - basic	$/share	0.06	(0.04)	0.19	(0.08)
Per share - diluted	$/share	0.06	(0.04)	0.19	(0.08)

Adjusted earnings(2)		$26,327	13,951	79,172	4,684
Per share - basic(2)	$/share	0.14	0.08	0.43	0.03

Total cash and cash equivalents		$190,318	53,774	190,318	53,774
Cash generated by operating activities		$52,364	47,470	154,358	39,913

Total assets		$1,771,543	1,673,601	1,771,543	1,673,601
Long-term debt(3)		$59,610	639,975	59,610	639,975

Total cash costs(1,2)	$/oz	568	656	627	656
All-in sustaining costs(1,2)	$/oz	709	788	758	-

Average realized price(1,2)	$/oz	1,169	1,281	1,239	1,281
Average realized cash margin(1,2)	$/oz	601	625	612	625
(1)
Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
Long-term debt does not include the current portion of the Company’s senior secured Credit Facility and the Stream Obligation in the amount of $641,468 as at September 30, 2018.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

THIRD QUARTER 2018 - OVERVIEW	3
YEAR TO DATE 2018 - OVERVIEW	4
KEY OPERATING AND FINANCIAL STATISTICS	5
BUSINESS OVERVIEW	7
OPERATING RESULTS	7
SECOND HALF 2018 OUTLOOK	9
REGIONAL EXPLORATION	10
ADDITIONAL CLAIMS	10
FINANCIAL RESULTS	11
LIQUIDITY AND CAPITAL RESOURCES	18
SUMMARY OF QUARTERLY FINANCIAL RESULTS	21
COMMITMENTS	22
CONTINGENCIES	23
OFF-BALANCE SHEET ARRANGEMENTS	25
RELATED PARTY TRANSACTIONS	25
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	26
CHANGES IN ACCOUNTING POLICIES	27
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	27
FINANCIAL INSTRUMENTS	28
EVENTS AFTER REPORTING DATE	30
NON-IFRS FINANCIAL PERFORMANCE MEASURES	30
OUTSTANDING SHARE DATA	35
INTERNAL CONTROLS OVER FINANCIAL REPORTING	35
RISKS AND UNCERTAINTIES	35
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	36

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine, now producing at steady state.

Our exploration and evaluation assets are the Snowfield Project and Bowser Claims. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation.

OPERATING RESULTS

Gold and silver production

During the three months ended September 30, 2018, the Brucejack Mine produced 92,641 ounces of gold and 95,741 ounces of silver. Gold production increased 13% compared to the comparable period in 2017 where the Company produced 82,203 ounces of gold. The increase in production was the result of an increase in head grade and recovery.

During the three months ended September 30, 2018, the Company sold 94,458 ounces of gold and 87,110 ounces of silver compared to 55,413 ounces of gold and 19,846 ounces of silver in the comparable period in 2017. The increase in gold ounces sold was the result of increased gold production and improved logistics for the sale of concentrates.

During the nine months ended September 30, 2018, the Brucejack Mine produced 279,670 ounces of gold and 308,676 ounces of silver. During the same period, the Company sold 278,417 ounces of gold and 289,710 ounces of silver. The comparable data for the nine months ended September 30, 2017 included production and sales for only the three months ended September 30, 2017 as the mine commenced commercial production as of July 1, 2017.

As at September 30, 2018, there were 8,407 ounces of gold doré and 2,922 ounces of gold in concentrate in finished goods inventory recorded at cost of $741 per ounce which includes depreciation and depletion.

Processing

During the three months ended September 30, 2018, a total of 240,122 tonnes of ore, equivalent to a throughput rate of 2,610 tonnes per day, was processed. This was a decrease from the comparable period in 2017, in which a total of 261,262 tonnes of ore, equivalent to a throughput rate of 2,840 tonnes per day, was processed. The tonnes of ore processed decreased in the period in order to meet annual permitted processing levels.

During the nine months ended September 30, 2018, a total of 738,555 tonnes of ore, equivalent to a throughput rate of 2,705 tonnes per day, was processed. The comparable data for the nine months ended September 30, 2017 included production for only the three months ended September 30, 2017 as the mine commenced commercial production as of July 1, 2017.

The mill feed grade averaged 12.4 grams per tonne gold for the quarter compared to 10.5 grams per tonne gold in the comparable period in 2017. The increase in mill feed grade was the result of the improved stope availability and a fully operational grade control system.

For the nine months ended September 30, 2018, the mill feed grade averaged 12.0 grams per tonne gold. Gold production reflects the integration of the operational grade control program which comprises drilling, sampling and local modelling. The grade control model continues to be refined as additional operational data becomes available.

Gold recovery for the quarter increased from 96.5% in 2017 to 97.4% in 2018, the result of areas identified for optimization in the mill. Gold recovery was 97.4% for the nine months ended September 30, 2018. We continue to review the mill process to optimize recoveries.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate from 2,700 tonnes per day to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to be completed by year end.

Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25,000, which is expected to be incurred in 2019. The estimate will be updated when the engineering process is complete.

Mining

During the three months ended September 30, 2018, 255,227 tonnes of ore were mined, equivalent to a mining rate of 2,774 tonnes per day compared to 271,534 tonnes of ore, equivalent to a mining rate of 2,951 tonnes per day in the comparable period in 2017.

During the nine months ended September 30, 2018, 772,072 tonnes of ore were mined, equivalent to a mining rate of 2,828 tonnes per day. The comparable data for the nine months ended September 30, 2017 including production for only the three months ended September 30, 2017 as the mine commenced commercial production as of July 1, 2017.

Underground development remained at a rate of approximately 700 meters per month.

The sequence of the mine plan and the availability of stopes for optimal blending are the main drivers of our gold production. We anticipate narrowing the range of grade variability as development advances.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Sustaining capital expenditures

During the three months ended September 30, 2018, the Company incurred $5,189 on sustaining capital compared to $3,526 in the comparable period in 2017. Significant sustaining capital expenditures during the period included capitalized development costs, road re-alignment and the installation of ground water wells. In the comparable period, sustaining capital expenditures were focused on the paste booster station, the grade control sampling station and capitalized development costs.

During the nine months ended September 30, 2018, the Company incurred $12,813 on sustaining capital. Sustaining capital expenditures included the purchase of a Smithers warehouse, capitalized development costs and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

SECOND HALF 2018 OUTLOOK

H2 2018 production guidance

Gold production at the Brucejack Mine for the second half of 2018 is expected in the range of 200,000 to 220,000 ounces, for total 2018 gold production of 387,000 to 407,000 ounces. With our production of 92,641 ounces of gold in the third quarter, we are on track to meet the lower end of our H2 2018 production guidance.

H2 2018 financial guidance

All-in sustaining costs(1) for the second half of 2018 are expected to range from $710 to $770 per ounce gold sold. With our AISC(1) of $709 per ounce gold sold in the third quarter, we are on track to meet our H2 2018 AISC(1) guidance. As production has now reached steady state at the Brucejack Mine, an increased focus will be placed on operational efficiency to reduce costs.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts

Stream repurchase and debt refinancing

We remain on track to repurchase 100% of the precious metals stream and refinance the existing construction Credit Facility during the fourth quarter without issuing equity.

REGIONAL EXPLORATION

The 2018 regional grass-roots exploration program, which includes geophysical studies, continued regional prospecting and mapping and diamond drilling on several high priority gold targets with respect to the Bowser Claims, is substantially complete. The 2018 program follows up on the comprehensive regional exploration that has previously been completed on the 1,250-square-kilometer, wholly-owned property. To date, the program has resulted in the identification of several distinct areas that have the potential to host mineralized zones similar to the Valley of the Kings and Eskay Creek deposits. An 8,240 meter regional exploration drill program which comprised 24 drill holes on five high-priority targets was completed through this year’s field season. The drilling was completed on October 10, 2018. Assays and results from the program are anticipated later this year.

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3,000. The proceeds of the private placement of flow-through common shares were used to fund a portion of the 2018 grass-roots exploration program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Revenue	$110,060	$70,875	$345,960	$70,875

Cost of sales	72,452	44,912	231,448	44,912

Earnings from mine operations	37,608	25,963	114,512	25,963

Corporate administrative costs	3,142	2,518	9,030	13,114

Operating earnings	34,466	23,445	105,482	12,849

Interest and finance expense	(15,976)	(14,773)	(47,415)	(14,766)
Foreign exchange gain (loss)	402	(1,176)	335	146
Loss on financial instruments at fair value	(7,321)	(14,210)	(6,377)	(17,970)

Earnings (loss) before taxes	11,571	(6,714)	52,025	(19,741)

Current income tax expense	(1,112)	(606)	(3,446)	(606)
Deferred income tax (expense) recovery	275	345	(14,806)	6,614

Net earnings (loss) for the period	$10,734	$(6,975)	$33,773	$(13,733)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	991	-	4,855	-

Comprehensive earnings (loss) for the period	$11,725	$(6,975)	$38,628	$(13,733)

Three months ended September 30, 2018 compared to the three months ended September 30, 2017

Net earnings for the three months ended September 30, 2018 were $10,734 compared to a net loss of $6,975 for the comparable period ended September 30, 2017. The increase in net earnings was mainly attributed to an increase in earnings generated from operations and a decrease in the loss on financial instruments at fair value. Earnings from mine operations were $37,608 for the three months ended September 30, 2018 compared to $25,963 for the three months ended September 30, 2017.

Net comprehensive earnings for the three months ended September 30, 2018 were $11,725 compared to net comprehensive loss of $6,975 for the comparable period ended September 30, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) net of deferred tax in the amount of $991, was the result of the adoption of IFRS 9, effective January 1, 2018 without restatement of the prior period.

Revenue

The Company generated revenue of $110,060 which included $111,658 of revenue from contracts with customers less a loss on trade receivables at fair value related to provisional pricing adjustments of $1,598. During the comparable period, the Company generated revenue of $70,875 which included $71,323 of revenue from contracts with customers less a loss on trade receivables at fair value related to provisional pricing adjustments of $448.

The Company sold 94,458 ounces of gold at an average realized price(1) of $1,169 per ounce generating $110,407 in revenue from contracts with customers. The Company sold 87,110 ounces of silver generating $1,251 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4,327, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended September 30, 2018 was $1,213 per ounce.

Cost of sales

Cost of sales for the three months ended September 30, 2018 were $72,452 or $767 per ounce of gold sold(1) compared to $44,912 or $810 per ounce gold sold(1) in the comparable period in 2017. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces. The improvement in cost of sales per ounce of gold sold(1) is primarily the result of higher gold ounces sold.

Production costs

Production costs for the three months ended September 30, 2018 were $50,303 compared to $33,873 in the comparable period in 2017. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. Production costs increased due to higher gold ounces sold (less production costs in inventory) and increases in salaries and benefits and drilling costs. During the quarter, costs were incurred to develop the Brucejack Mine at approximately 700 meters per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended September 30, 2018, the average foreign exchange rate was C$1.3070 to $1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended September 30, 2018 was $16,949 compared to $8,106 in the comparable period in 2017. The increase in depreciation and depletion is the result an increased amount of depreciation and depletion in inventory at September 30, 2017. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Royalties and selling costs

During the three months ended September 30, 2018, the Company incurred $4,996 (2017 – $1,848) in selling costs and $204 (2017 – $1,085) in royalty expense. Selling costs included transportation costs which were $4,715 (2017 – $1,838). The increase in selling costs, including transportation costs were the result of a significant increase in concentrate gold ounces sold.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2018 were $568 per ounce sold compared to $656 per ounce sold in the comparable period in 2017. Total cash costs improved due to higher gold ounces sold in the period.

AISC(1) for the three months ended September 30, 2018 totaled $709 per ounce sold compared to $788 per ounce sold in the comparable period in 2017. AISC(1) improved due to higher gold ounces sold in the period. Sustaining capital expenditures amounted to $5,189 (including $667 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended September 30, 2018 were $3,142 compared to $2,518 in the comparable period in 2017.

Salaries and benefits for the three months ended September 30, 2018 was $967 compared to $757 in the comparable period in 2017. The increase in salaries and benefits was due to increased head count in the corporate head office.

Share-based compensation for the three months ended September 30, 2018 was $934 compared to $719 in the comparable period in 2017. The increase in share-based compensation was due to the timing of vesting for stock options and cash-settled restricted share units.

Interest and finance expense

During the three months ended September 30, 2018, the Company incurred interest and finance expense of $15,976 compared to $14,773 in the comparable period in 2017.

The Company incurred $14,841 (2017 - $12,803) in interest expense related to its $350,000 Credit Facility (defined below). The increase in interest expense related to the Credit Facility is the result of a higher loan balance during the period compared to 2017 which included accrued interest of 7.5% per annum cash interest payable associated with the Credit Facility not settled until maturity.

During the three months ended September 30, 2018, the Company earned interest and finance income of $1,156 compared to $172 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period.

1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts

Loss on financial instruments at fair value

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of a credit facility for $350,000 (the “Credit Facility”), a $150,000 prepayment under the callable gold and silver Stream Agreement (defined below) and a private placement of our common shares for $40,000.

The Construction Financing includes prepayment and term extension options on the Credit Facility, the Offtake Obligation (defined below) and the Stream Obligation (defined below) which are recorded on our statement of financial position at fair value. During the three months ended September 30, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $1,355 (2017 – loss of $10,127). The change in fair value of the Stream Obligation was a loss of $4,329 (2017 - $3,933); of this change in fair value on the Stream Obligation, a fair value loss of $5,522 (2017 - $3,933) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $1,193 (2017 – nil) was recognized in other comprehensive earnings (loss).

On September 24, 2018, the Company provided irrevocable notice to the holders of the Stream Obligation of its intention to repurchase 100% of the precious metals stream for $237,000 by December 31, 2018. Upon payment, the volatility associated with the fair value adjustments on the Stream Obligation will cease to impact the statement of earnings (loss).

The prepayment and extension options in the senior secured term Credit Facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $3,154 (2017 – $150).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC Mineral Tax is calculated in CAD. Once the mine reaches steady-state operations and previously unrecognized tax benefits are recorded, the anticipated effective tax rate on mine operating earnings is 36.5%. Corporate administrative costs, interest and finance expense (income) and other items will be deductible for federal and provincial income taxes only.

For the three months ended September 30, 2018, current income tax expense was $1,112 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $606 in the comparable period reflecting higher production levels and profitability in 2018.

During the three months ended September 30, 2018, our effective tax rate was 7%. Excluding the effect of foreign exchange on our BC Mineral Tax pools, our effective tax rate was 26%. This rate is lower than the expected steady state operations rate due primarily to the recognition of previously unrecognized income tax benefits in the quarter. Our effective tax rate each quarter is impacted by the effect of CAD to USD foreign exchange on our BC Mineral Tax pools. This CAD to USD foreign exchange effect will recur in future quarters until the mineral tax pools are utilized.

Nine months ended September 30, 2018 compared to the nine months ended September 30, 2017

Net earnings for the nine months ended September 30, 2018 were $33,773 compared to a net loss of $13,733 for the comparable period ended September 30, 2017. The increase in net earnings (loss) was mainly attributed to earnings generated from mine operations (as the Company did not have mine operations for the entire comparable period as commercial production was achieved on July 1, 2017) and a decrease in the loss on financial instruments at fair value offset by an increase in interest and finance expense and deferred income tax expense. Earnings from mine operations were $114,512 for the nine months ended September 30, 2018 compared to $25,963 for the comparable period ended in 2017.

Net comprehensive earnings for the nine months ended September 30, 2018 were $38,628 compared to net comprehensive loss of $13,733 for the comparable period ended September 30, 2017. The gain in fair value attributable to the change in credit risk of financial instruments designated at FVTPL net of deferred tax in the amount of $4,855, was the result of the adoption of IFRS 9 without restatement of the prior period.

Revenue

The Company generated revenue of $345,960 which included $349,304 of revenue from contracts with customers less a loss on trade receivables at fair value related to provisional pricing adjustments of $3,344. The comparable data for the nine months ended September 30, 2017 included sales and cost of sales for only the three months ended September 30, 2017 as the mine commenced commercial production as of July 1, 2017.

The Company sold 278,417 ounces of gold at an average realized price(1) of $1,239 per ounce generating $345,092 in revenue from contracts with customers. The Company sold 289,710 ounces of silver generating $4,212 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $12,600, were included within concentrate revenue. The average LBMA AM and PM market price over the nine months ended September 30, 2018 was $1,283 per ounce.

 1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cost of sales

Cost of sales for the nine months ended September 30, 2018 were $231,448 or $831 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the nine months ended September 30, 2018 were $164,743. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the nine months ended September 30, 2018, costs were incurred to develop the Brucejack Mine at approximately 700 meters per month.

A majority of production costs were incurred in Canadian dollars. During the nine months ended September 30, 2018, the average foreign exchange rate was C$1.2876 to $1.00.

Depreciation and depletion

Depreciation and depletion for the nine months ended September 30, 2018 was $50,816. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the nine months ended September 30, 2018, the Company incurred $15,476 in selling costs and $413 in royalty expense. Selling costs included transportation costs which were $14,410.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the nine months ended September 30, 2018 were $627 per ounce sold. AISC(1) for the nine months ended September 30, 2018 totaled $758 per ounce sold. Sustaining capital expenditures amounted to $12,813 (including $2,448 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the nine months ended September 30, 2018 were $9,030 compared to $13,114 in the comparable period in 2017.

Salaries and benefits for the nine months ended September 30, 2018 were $2,639 as compared to $6,775 in the comparable period in 2017. The decrease was primarily due to $4,469 expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Share-based compensation for the nine months ended September 30, 2018 was $2,283 compared to $3,080 in the comparable period in 2017. The decrease in share-based compensation was due to the decrease in the Company’s share price used to value cash-settled restricted share units.

Interest and finance expense

During the nine months ended September 30, 2018, the Company incurred interest and finance expense of $47,415 compared to $14,766 in the comparable period in 2017. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $42,482 in interest expense related to the Credit Facility. The 7.5% per annum cash interest payable associated with the Credit Facility is not settled until maturity.

The Company incurred $5,848 in interest expense related to the convertible notes of which $1,683 was interest at a rate of 2.25% per annum and $4,165 was accretion of the convertible note. During the nine months ended September 30, 2018, the Company paid interest in the amount of $2,250 to the holders of the convertible notes.

During the nine months ended September 30, 2018, the Company earned interest and finance income of $1,778 compared to $406 in the comparable period in 2017. The increase in interest and finance income was the result of a higher cash and cash equivalents balance throughout the period and in the comparable period, interest income earned on proceeds from the construction financing and convertible notes were capitalized to mineral properties, plant and equipment.

Loss on financial instruments at fair value

The Construction Financing includes prepayment and term extension options on the Credit Facility, the Offtake Obligation and the Stream Obligation which are recorded on our statement of financial position at fair value. During the nine months ended September 30, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $7,408 (2017 – loss of $9,451). The change in fair value of the Stream Obligation was a loss of $9,076 (2017 - $17,288); of this change in fair value on the Stream Obligation, a fair value loss of $15,297 (2017 - $17,288) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $6,221 (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the senior secured term Credit Facility increased in value due to an increase in interest rate and the passage of time resulting in a gain of $1,512 (2017 – loss of $1,350).

Current and deferred income taxes

For the nine months ended September 30, 2018, current income tax expense was $3,446 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $606 in the comparable period in 2017.

During the nine months ended September 30, 2018, our effective tax rate was 35%. Excluding the effect of foreign exchange on our BC Mineral Tax pools, our effective tax rate was 27%. This rate is lower than our expected steady state operations rate as a function of the recognition of previously unrecognized income tax benefits during the period. We anticipate all of our previously unrecognized income tax attributes will be recognized by the end of the current year. We will also continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Management believes that the working capital at September 30, 2018, together with future cash flows from operations and, where appropriate, selected financing sources, are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2018. With respect to medium and longer term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet such capital requirements.

Liquidity and capital resources

We generated cash from operations of $154,358 for the nine months ended September 30, 2018. For the nine months ended September 30, 2018, the Company delivered 280,035 ounces of gold into the Offtake Agreement (defined below). The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $3,659 due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at September 30, 2018 totaled $190,318, increasing by $134,033 from $56,285 at December 31, 2017. The increase in cash was attributable to cash flows generated from operations of the Brucejack Mine offset by sustaining capital expenditures and payment of remaining construction related payables.

As at September 30, 2018, the Company has a working capital deficit of $468,482. The working capital deficit includes the current portion of long-term debt comprised of the senior secured term Credit Facility including accumulated interest of $408,372 and the Stream Obligation of $233,096. The full amount of the Credit Facility including accumulated interest is due at maturity on December 31, 2018. On September 24, 2018, the Company provided irrevocable notice to the holders of the Stream Obligation of its intention to repurchase 100% of the precious metals stream for $237,000 by December 31, 2018.

The Company plans to settle the Stream Obligation from cash on hand and additional operating cash flows generated in the fourth quarter of 2018. Subsequent to September 30, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. to be drawn to refinance the senior secured Credit Facility. Refer to the “Events After Reporting Date” section below for additional details. This facility would also provide additional funds for the settlement of the Stream Obligation, if necessary. Upon completion of the debt settlement and refinancing transactions in the fourth quarter of 2018, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flow.

Working capital items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $20,427 and inventories of $19,366 (valued at cost) offset by accounts payable and accrued liabilities of $49,682.

Receivables and other is comprised primarily of $16,254 of trade receivables, $3,296 of prepayments and deposits and $857 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability of $4,635 and the current portion of the restricted share unit liability of $2,697. Accounts payable and accrued liabilities also includes $9,765 of remaining construction related payables and holdbacks.

During the nine months ended September 30, 2018, the exercise of share options awards provided us with $4,564 (2017 – $7,693) of additional liquidity.

Additional sources of capital

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). The gross proceeds from such financing must be used to incur “Canadian exploration expenditures”, as defined in the Income Tax Act (Canada). As at September 30, 2018, the Company used the full amount of the gross proceeds to incur “flow through mining expenditures”, as defined in the Income Tax Act (Canada).

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3,000. The gross proceeds from such financing were used to fund a portion of the 2018 grass-roots exploration program, which qualifies as “flow through mining expenditures” under the Income Tax Act (Canada).

Subsequent to September 30, 2018, the Company signed a commitment letter for the Loan Facility (defined below). Refer to the “Events After Reporting Date” section below for additional details.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the corresponding unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2018:

In thousands of USD	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cash flow information

Cash generated by operations	$52,364	$47,470	$154,358	$39,913
Cash used in investing activities	(9,684)	(51,564)	(24,575)	(334,109)
Cash generated by financing activities	4,522	1,207	4,358	202,977
Effect of foreign exchange rate changes on cash and cash equivalents	621	1,350	(108)	3,202
Change in cash and cash equivalents	$47,823	$(1,537)	$134,033	$(88,017)

The Company generated $154,358 in operating cash flows for the nine months ended September 30, 2018 compared to $39,913 for the comparable period. The increased cash flows generated from operations relates to the financial results from operations of the Brucejack Mine for a nine month period compared to a three month period in 2017, as the Brucejack Mine achieved commercial production on July 1, 2017.

Cash used in investing activities for the nine months ended September 30, 2018 was $24,575 (2017 - $334,109). For the nine months ended September 30, 2018, cash used in investing activities was related to sustaining capital expenditures and the payment of construction-related payables. In the comparable period in 2017, there was a significantly higher level of activity as the Company completed payments for construction and development of the Brucejack Mine.

The Company generated $4,358 in financing cash flow for the nine months ended September 30, 2018 (2017 – $202,977). For the nine months ended September 30, 2018, the Company did not complete any debt financings and completed a flow-through share financing of $2,304. In the comparable period in 2017, the Company completed the final draw on the Credit Facility of $97,000 and completed a convertible note financing for $95,795.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements which are reported under IFRS applicable to interim financial reporting. The presentation and functional currency is in USD.

In thousands of USD,	2018	2018	2018	2017	2017	2017	2017	2016
except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$110,060	$146,478	$89,422	$107,058	$70,875	$-	$-	$-

Earnings from mine operations(1)	$37,608	$60,070	$16,834	$26,890	$25,963	$-	$-	$-

Net earnings (loss)	$10,734	$31,097	$(8,058)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(8,564)

Comprehensive
earnings (loss)	$11,725	$33,023	$(6,120)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(27,663)

Earnings (loss) per share -
Basic	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)
Diluted	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)

Total assets	$1,771,543	$1,731,950	$1,678,657	$1,671,537	$1,673,601	$1,649,593	$1,633,083	$1,450,436

Long-term liabilities(2)	$178,088	$408,597	$395,208	$388,558	$736,582	$709,269	$688,617	$514,835

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$190,318	$142,495	$70,540	$56,285	$53,774	$55,311	$171,945	$141,791

Mineral properties, plant
and equipment	$1,534,908	$1,542,419	$1,556,945	$1,564,860	$1,566,889	$1,558,652	$1,435,202	$1,270,457
(1)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)
Long-term debt does not include the current portion of the senior secured Credit Facility and the Stream Obligation in the amount of $641,468 as at September 30, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in the third quarter of 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to the third quarter of 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is considerably higher due to our change in functional currency from CAD to USD. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of September 30, 2018:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$431	$51	$-	$19,316	$19,798
Operating leases	2,757	5,026	1,530	321	9,634
Purchase commitments	5,239	-	-	-	5,239
Finance lease obligation	74	81	-	-	155

Financing activities:
Repayment of Credit Facility	423,776	-	-	-	423,776
Repayment of Stream Obligation	237,000	-	-	-	237,000
Repayment of convertible notes	2,250	4,500	101,116	-	107,866
	$671,527	$9,658	$102,646	$19,637	$803,468

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is also subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

Commitments – Offtake and Stream Obligation

In addition, pursuant to the stream agreement dated September 15, 2015 and entered into by the Company in connection with the Construction Financing (the “Stream Agreement”), we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”).

On September 24, 2018, the Company provided irrevocable notice to the holders of the Stream Obligation of its intention to repurchase 100% of the precious metals stream for $237,000 by December 31, 2018.

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the Stream Obligation) up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

2013 United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the United States securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the District Court’s order dismissing the plaintiffs’ Second Amended Compliant is final for all purposes.

2018 United States of America Class Actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. Both complaints relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. At this time, the Company has not been served with the complaints.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and, to the extent formal action is commenced on the basis of such complaints, will vigorously defend them.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Vice President and Chief Exploration Officer (our “CExO) and our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the first quarter of 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at September 30, 2018. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, VP Ops, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, VP Ops, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense and measurement of the decommissioning and site restoration provision.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2018.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2018.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. Discussion and analysis of the changes in our accounting policies during the financial year ended December 31, 2017 and subsequent periods, including the details of the impact on adoption of IFRS 9 are included in our MD&A for the years ended December 31, 2017 and 2016 and our MD&A for the three months ended March 31, 2018 and 2017.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in Note 5 of the consolidated financial statements for the years ended December 31, 2017 and 2016. The following new standard is expected to have an effect on the consolidated financial statements:

●
IFRS 16, Leases (“IFRS 16”) addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company continues to compile and review all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assess contracts for embedded leases. The Company intends to disclose further information regarding the impact of the standard, including the quantitative impact, in the 2018 annual financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities

Refer to the “Changes in Accounting Policies” section of the Company’s MD&A for the three months ended March 31, 2018 and 2017, which remains current with respect to, and provides an overview of the classification of the financial assets and financial liabilities held by the Company as at September 30, 2018.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is also subject to interest rate risk on its long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term Credit Facility, the Offtake Obligation and the Stream Obligation, which are accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables, the Offtake Obligation and the Stream Obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the Offtake Obligation and the Stream Obligation.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

On October 4, 2018, the Company signed a commitment letter for a fully underwritten $480,000 debt facility (the “Loan Facility”) with the Bank of Nova Scotia, Societe Generale and ING Capital Inc. Upon execution of the loan documentation and satisfaction of conditions precedent, the Loan Facility is expected to be available by way of a $250,000 senior secured amortizing non-revolving credit facility (the “Term Facility”) and a $230,000 senior secured revolving credit facility (the “Revolving Facility”).

The Loan Facility is expected to be used to refinance the existing construction Credit Facility, which including unpaid interest, will total $423,776 when due on December 31, 2018. Funds from the Revolving Facility will also be available for general corporate purposes, including, if necessary, the repurchase of 100% of the existing 8% precious metals stream. The Loan Facility will mature four years from the closing date, which is expected in the fourth quarter of 2018.

The Term Facility will require repayment in equal quarterly installments of principal and accrued interest starting the second full quarter following the closing date. The Revolving Facility is required to be reduced to $200,000 six months after the closing date and shall be repayable as a bullet (principal and accrued interest) on the maturity date. The Loan Facility will bear interest at LIBOR plus a margin and includes standard and customary finance terms and conditions including with respect to fees, representations, warranties, covenants and conditions precedent prior to closing.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017(1)

Gold ounces sold	94,458	55,413	278,417	55,413
Cost of sales per ounce sold reconciliation
Cost of sales	$72,452	$44,912	$231,448	$44,912
Cost of sales per ounce of gold sold	$767	$810	$831	$810

Total cash costs reconciliation
Cost of sales	$72,452	$44,912	$231,448	$44,912
Less: Depreciation and depletion	(16,949)	(8,106)	(50,816)	(8,106)
Less: Site share-based compensation	(569)	(124)	(1,809)	(124)
Less: Silver revenue	(1,251)	(324)	(4,212)	(324)
Total cash costs	$53,683	$36,358	$174,611	$36,358
Total cash costs per ounce of gold sold	$568	$656	$627	$656
(1)
Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017 (1)

Gold ounces sold	94,458	55,413	278,417	-

All-in sustaining costs reconciliation
Total cash costs	$53,683	$36,358	$174,611	$-
Sustaining capital expenditures (2)	5,189	3,526	12,813	-
Accretion on decommissioning and restoration provision	136	146	432	-
Treatment and refinery charges	4,267	1,044	12,387	-
Site share-based compensation	569	124	1,809	-
Corporate administrative costs (3)	3,110	2,484	8,934	-
Total all-in sustaining costs	$66,954	$43,682	$210,986	$-
All-in sustaining costs per ounce of gold sold	$709	$788	$758	$-
(1)
AISC for the nine-months ended September 30, 2017 was not disclosed as commercial production results only commenced on July 1, 2017.
(2)
Sustaining capital expenditures includes deferred development costs.
(3)
Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per ounce data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017(1)

Revenue from contracts with customers(2)	$111,658	$71,323	$349,304	$71,323
Less: Silver revenue	(1,251)	(324)	(4,212)	(324)
Gold revenue(3)	$110,407	$70,999	$345,092	$70,999
Gold ounces sold	94,458	55,413	278,417	55,413
Average realized price	$1,169	$1,281	$1,239	$1,281
Less: Total cash costs per ounce of gold sold	(568)	(656)	(627)	(656)
Average realized cash margin per ounce of gold sold	$601	$625	$612	$625
(1)
Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.
(2)
Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,327 (2017 – $1,044) and $12,600 (2017 – $1,044) for the three and nine months ended September 30, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,267 (2017 – $1,026) and $12,387 (2017 - $1,026) for the three and nine months ended September 30, 2018, respectively.
(3)
Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,598 (2017 - $448) and $3,344 (2017 - $448) for the three and nine months ended September 30, 2018, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: (gain) loss on financial instruments at fair value, amortization of discount on senior secured term Credit Facility, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Basic weighted average shares outstanding	183,069,568	181,317,140	182,634,260	180,943,434

Adjusted earnings and adjusted basic earnings per share reconciliation

Net earnings (loss) for the period	$10,734	$(6,975)	$33,773	$(13,733)
Adjusted for:
Loss on financial instruments at fair value	7,321	14,210	6,377	17,970
Amortization of discount on senior secured term credit facility	7,143	5,657	20,051	5,657
Accretion on convertible notes	1,404	1,404	4,165	1,404
Deferred income tax expense (recovery)	(275)	(345)	14,806	(6,614)
Adjusted earnings	$26,327	$13,951	$79,172	$4,684
Adjusted basic earnings per share	$0.14	$0.08	$0.43	$0.03

Earnings from mine operations

Earnings from mine operations provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), gains (losses) on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017(1)

Revenue	$110,060	$70,875	$345,960	$70,875
Cost of sales	72,452	44,912	231,448	44,912
Earnings from mine operations	$37,608	$25,963	$114,512	$25,963
(1)
Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousand of USD	September 30, 2018	December 31, 2017

Current assets	$230,111	$101,509
Current liabilities	698,593	435,918
Working capital	$(468,482)	$(334,409)

OUTSTANDING SHARE DATA

As at November 8, 2018, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	183,463,472			-
Stock options	4,865,502	$5.85 - $15.17	CAD	2.20
Convertible notes	6,250,000	$16.00	USD	3.35
Restricted share units(1)	685,543		CAD	1.11
Performance share units(1)	74,140		CAD	2.10
	195,338,657
(1)
The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each one RSU or PSU, as applicable.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal controls over financial reporting (“ICFR”) as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the nine months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2018 and filed in Canada on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; the Loan Facility, including the material terms, use of proceeds and closing thereof; the repurchase of our Stream Obligation, including timing thereof and source of funds; source of funds for future operating and debt settlement requirements; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; capital and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Brucejack Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;
●
the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;
●
assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
●
dependency on the Brucejack Mine for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;
●
our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire mineral reserves for production;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
maintaining satisfactory labour relations with employees and contractors;
●
significant governmental regulations, including environmental regulations;
●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal controls over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;

●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
compliance with foreign corrupt practices regulations and anti-bribery laws;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;
●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;
●
we do not intend to pay dividends in the near future;
●
failure to comply with certain terms of the convertible notes; and
●
risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and those set out in our Annual Information Form and From 40-F, each dated March 28, 2018, for the year ended December 31, 2017 and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in other applicable Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.